June 18, 2012

Via EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D. C. 20549

Ladies and Gentlemen:

Re:

Raystream Inc. (the “Company”)

Request to Withdraw Form 8-A for Registration of Securities

(File No. 001-35514)

I am President of the Company and am writing this letter on behalf of the Company. The Company hereby applies to withdraw Form 8-A for Registration of Securities (File No. 001-35514), filed with the Securities and Exchange Commission on April 17, 2012.  Our EDGAR Agent erroneously filed the Form 8-A under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), when it should have been filed under Section 12(g) of the Exchange Act.  The EDGAR agent re-filed the Form 8-A under Section 12(g) of the Exchange Act immediately after.

Please contact me at 972-980-7206 should you have any questions.

Yours truly,

RAYSTREAM INC.

Per: /s/ Brian Petersen

Brian Petersen

President & C.E.O.

2101 Midway Road, Suite 140 Carrollton, Texas